APACHE CORPORATION

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

713-296-6000

July 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Brad Skinner,
Senior Assistant Chief Accountant

Re:	Apache Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-04300

Ladies and Gentlemen:

Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, File No. 1-04300 (the “Form 10-K”), filed with the Commission on February 27, 2015.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 1

Estimated Proved Reserves and Future Net Cash Flows, page 12

Proved Undeveloped Reserves, page 13

1.	Discussion under this heading indicates that, other than your Julimar/Brunello development project, you have no material amounts of PUD reserves which are scheduled to be developed beyond five years from December 31, 2014. However, this statement does not correlate precisely with our guidance on reserve disclosures, which generally requires undeveloped reserves be scheduled for development within five years of initial disclosure. See Rule 4-10(a)(31)(ii) of Regulation S-X.

Tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2014, other than your Julimar/Brunello development project, will not be developed within five years since your initial disclosure of these reserves.

If any material amounts of proved undeveloped reserves are expected to remain undeveloped for five years or more after your initial disclosure, disclose the reasons and circumstances to comply with Item 1203(d) of Regulation S-K. Otherwise, revise the disclosure under this section to more directly address the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X.

Response:

Apache reviews the status of all of our proved undeveloped reserves relative to the date of initial disclosure. We also review any particular circumstances that may warrant the continued reporting of any proved developed reserves if scheduled to be developed beyond five years from initial disclosure. Proved reserves disclosed as of December 31, 2014, included 75.2 MMboe of proved undeveloped reserves that were scheduled to be developed beyond five years from initial disclosure that were not related to Julimar/Brunello. Of that amount, 20.4 MMboe were associated with the installation of compression for our Qasr field in Egypt. That project was completed and operational in July of this year. The remaining 54.8 MMboe represents less than 2.3% of our total proved reserves and is considered immaterial. For your information we provide the following Table 1 which indicates the distribution of 54.8 MMboe by country and primary reasons for continued disclosure.

Table 1

	MMboe, Beyond 5yrs of initial disclosure	Primary reasons for continued disclosure
United States	23.9	CO2 flood injection sequence, waterflood optimization
Canada	26.1	CO2 flood injection sequence, waterflood optimization
Egypt	1.5	Waterflood optimization
Australia	3.3	Development timed with gas contracts

Total	54.8

Apache agrees that the wording of our discussion of proved undeveloped reserves does not correlate precisely with the guidance referenced above. In future PUD reconciliation disclosures, we propose to include a statement that indicates there are no material amounts of proved undeveloped reserves scheduled to be developed beyond five years from initial disclosure other than the projects specifically addressed in our discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2015 Outlook

2.	You disclose under this section significant reductions in rig counts and capital expenditures for 2015 as compared to 2014. However, it appears that you did not remove any PUD volumes during 2014 as a result of these reductions. Tell us the extent to which your disclosed PUD volumes as of December 31, 2014 include quantities that were delayed, deferred or re-scheduled to future periods as a result of planned reductions in capital spending and development activities. Indicate the number of locations and reserve quantities delayed, deferred or re-scheduled as well as the initial and revised development years. Additionally, tell us the pricing assumptions used in developing your PUD development schedule as of December 31, 2014.

Response:

Our disclosed PUD volumes as of December 31, 2014, included 561 PUD locations that were rescheduled to future periods as a result of our planning and budget process. There were 101 MMBOE of proved reserves associated with the rescheduled locations. Table 2 below provides detail on the number of locations and related reserves along with initial and revised development years.

Table 2

Initial Dev. Year	Revised Dev. Year	No. Locations	Reserves, Mboe
2015	2016	177	34,671
	2017	82	20,641
	2018	69	12,363
	2019	60	7,969
2016	2017	96	12,774
	2018	35	4,766
	2019	16	2,077
2017	2018	10	3,151
	2019	5	940
2018	2019	11	1,350

Total		561	100,702

Our PUD development schedule was determined over a period of rapidly changing oil prices. We utilized several provisional pricing assumptions to assess availability of capital and associated drilling activity levels. Our final PUD development schedule was based on expected activity levels between the $55.00 and $65.00 WTI price band.

3.	Disclosure appearing on page 18 under your risk factors indicates that continued lower prices for oil and natural gas could have an impact on your liquidity, financial condition and results of operations. Separately, as noted in the comment above, disclosure elsewhere in your filing describes reductions in your development activities and capital expenditures. Finally, remarks attributed to your chief financial officer from your first quarter 2015 earnings call describe plans you have developed under different pricing scenarios and the potential impacts of different prices.

Revise the disclosure under this section to provide additional language addressing the risks resulting from the uncertainty associated with recent changes in commodity prices, including quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Your revised disclosure should also address the possibility of impairment to your full cost pool if lower commodity prices continue. Refer to Item 303(a) of Regulation S-K. Refer to sections III.B and V of SEC Release No. 33-8350 for additional guidance regarding trends and uncertainties, including the need for quantified disclosure, and critical accounting estimates, respectively.

Response:

The Company acknowledges the Staff’s comment and proposes to revise its disclosures prospectively in order to provide more current disclosures. In response to the Staff’s comment, the Company will be including the following language and quantitative disclosure in its’ second quarter 2015 Form10-Q filing as part of Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The language below will be disclosed under our discussion of “Capital Resources and Liquidity” and our discussion of changes in “Depreciation, Depletion and Amortization.” We will also update future filings, as necessary.

Capital Resources and Liquidity

Apache’s operating cash flows, both in the short-term and the long-term, are impacted by highly volatile oil and natural gas prices, as well as costs and sales volumes. Significant changes in commodity prices impact our revenues, earnings, and cash flows. These changes potentially impact our liquidity if costs do not trend with changes in commodity prices. Historically, costs have trended with commodity prices, albeit on a lag. Sales volumes also impact cash flows; however, they have a less volatile impact in the short-term.

Deterioration in commodity prices also impacts estimated quantities of proved reserves. As of June 30, 2015, we recognized a negative reserve revision of approximately five percent of our year-end 2014 estimated proved reserves as a result of lower prices. If realized prices for the remainder of 2015 approximate commodity future prices as of June 30, 2015, the Company is reasonably likely to report additional negative revisions, currently estimated at five to seven percent of year-end 2014 estimated proved reserves.

Additional DD&A

If commodity prices do not recover significantly from current levels, the Company expects further write-downs of the carrying value of its oil and gas properties in the near term. The full cost ceiling limitation as of June 30, 2015 was calculated using a historical 12-month pricing average that included oil prices from the last half of 2014. These prices were significantly higher than current commodity futures prices. Had the Company utilized commodity futures prices as of June 30, 2015 for the remaining six months of 2015 in lieu of using historical commodity prices for the last six months of 2014 to calculate the 12 month unweighted arithmetic average price, the write-down as of June 30, 2015 would have been higher by $5.1 billion ($3.5 billion net of tax).

Critical Accounting Estimates, page 54

4.	We note that you have included under this section a discussion of estimates related to goodwill, while the corresponding section of your 2013 10-K did not include such a discussion. Explain to us your basis for determining that such disclosure was necessary for 2014 while it was not for 2013.

Response:

For our 2013 Form 10-K filing, we determined during the Company’s annual disclosure review process that the likelihood was low that materially different amounts of goodwill would be reported under reasonably expected conditions. Therefore, we concluded that our goodwill accounting policy would not be considered critical at December 31, 2013.

Our disclosure review for 2014 indicated that our assessment of goodwill would require difficult, subjective and complex judgments, given the collapse in crude oil prices at the end of the year and the significant decline in Apache’s stock price, which decreased the Company’s market capitalization to a point that it was below its equity. Therefore, we concluded that a discussion of our critical estimates for a Step 2 determination of implied fair value was warranted because of the impairment recorded in the period.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Summary of Significant Accounting Policies

Goodwill, page 13

5.	Describe for us, in reasonable detail and by reporting unit, the methods, assumptions and conclusions of the goodwill impairment testing performed in connection with the goodwill impairment charges recorded during 2014. Explain how these methods, assumptions and conclusions compared to those related to any goodwill assessment or impairment testing performed during the year ended December 31, 2013. Also, explain how the assumptions used in your 2014 goodwill impairment testing compared to the assumptions underlying your determination of PUD volumes and development schedule as of December 31, 2014.

Response:

The Company assesses the carrying amount of goodwill by testing for impairment annually or when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Apache assesses each country as a reporting unit. Our annual assessment is performed as of July 1; however, we determined that the crude oil price collapse was enough of a change in circumstances to warrant an additional assessment.

The carrying value of each respective reporting unit’s oil and gas properties represents approximately 80 percent of its total assets; therefore, the reporting unit’s fair value is driven by the fair value of its’ oil and gas assets. A key assumption in calculating the fair value of a reporting unit’s oil and gas assets are the commodity prices used to value its oil and gas reserves. In December 2014 crude oil prices collapsed. Forward looking prices were roughly half of year-end 2013 prices, significantly reducing expected future cash flows and the fair value of our reporting units. The carrying value of each reporting units’ year-end 2014 oil and gas assets, however, was calculated under the full-cost method of accounting. Full-cost accounting prescribes ceiling limitations calculated with historical commodity prices using an unweighted arithmetic average of the first-day-of-the-month prices for the previous twelve months, discounted at 10 percent. Since the ceiling limitation is based on historical prices, the limit of the carrying value of each unit’s oil and gas properties at year-end reflected a commodity price that was significantly higher than forward strip prices. This significant difference between the unweighted arithmetic average of the first-day-of-the-month prices for the previous twelve months and the commodity price forecast did not exist in 2013.

Other key assumptions used in determining a discounted cash flow for each reporting unit included estimating quantities of oil and natural gas reserves, including both proved reserves and risk-adjusted unproved reserves; estimates of operating, administrative, and capital costs adjusted for inflation/deflation; and discount rates.

Proved reserves, which are annually reviewed by Ryder Scott Company, L.P. Petroleum Consultants, provided a basis for our fair value calculation. The Company utilized the capital plan and development period for PUDs as included in our SEC reserves reported for year-end. PUD drilling locations and reserves are a component of our total population of drilling inventories, which also includes risk-adjusted probable and possible reserves. The development period for unproved properties was driven by a capital plan that the Company could fund based on internal cash flow generation estimates using future commodity strip prices as of year-end. A discounted cash flow model was then derived using future commodity strip prices applied to the associated reserve profile and discounted utilizing similar rates that Apache uses when valuing its own acquisitions and divestitures. We separately assumed a 20 percent cost reduction scenario based on experiences in previous commodity downturn cycles, and the resulting value sensitivity did not prevent an impairment.

We obtained additional information regarding the reasonableness of assessment of each reporting unit’s estimated fair value through other factors, such as our assessment of M&A activity, which had changed significantly given the rapid decline in the commodity price environment over the month of December and into January 2015. Precedent transactions from prior quarters were not deemed to be indicative of current market.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 296-6800.

Sincerely,

APACHE CORPORATION

By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Senior Vice President, Chief Accounting Officer and Controller

cc:	John Clutterbuck (By Email)

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

JohnClutterbuck@andrewskurth.com